Exhibit 99.166

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

June 7, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BITFARMS LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on June 4, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners (“NOBO”):

1	Proxy with Request for Financial Statements - Registered Securityholders

2	Voting Instruction Form with Request for Financial Statements - NOBOs

3	Notice of Meeting Combined with Information Circular

4	Virtual Meeting Guide Form

5	Proxy Return Envelope

Yours truly,

TSX Trust Company

“Kieran Webb”
Relationship Manager
kieran.webb@tmx.com

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